

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2025

Heather Plutino
Chief Financial Officer
Citi Trends, Inc.
104 Coleman Boulevard
Savannah, Georgia 31408

      Re: Citi Trends, Inc.
            Form 10-K for Fiscal Year Ended February 1, 2025
            File No. 001-41886

Dear Heather Plutino:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services